UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On December 4, 2020, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that its indirect subsidiary, CEMEX Latam Holdings, S.A. (“CLH”), informed the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that CLH’s subsidiary, CEMEX Colombia, S.A. (“CEMEX Colombia”), also an indirect subsidiary of CEMEX, was notified today of a favorable resolution issued on November 26, 2020, by the Colombian Consejo de Estado regarding the administrative proceeding related to the proceeding notice received in 2011 from the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”) in which the DIAN had rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The proceeding was undergoing an appeal before the Colombian Consejo de Estado since July 2014, which has now been resolved in favor of CEMEX Colombia. No recourse or appeal procedures are available against this resolution. Based on this resolution, CEMEX Colombia would not be required to pay any additional taxes, fines, or interests to the DIAN regarding the 2009 fiscal year.

The resolution in favor of CEMEX Colombia also contemplates the standardization of precedents from the Colombian Consejo de Estado regarding the understanding and extent of the rules of causality, proportionality and the need for expenditures, included in article 107 of the Colombian Tax Statute, on which the ruling in favor of CEMEX Colombia was based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: December 4, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller